SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                               (Name of Issuer)

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                     (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $.01 per Share
                        (Title of Class of Securities)

                                  920914-108
                     (CUSIP Number of Class of Securities)

                           Ronald A. Nyberg, Esq.
                          Executive Vice President,
                        General Counsel and Secretary
                         Van Kampen American Capital, Inc.
                              One Parkview Plaza
                      Oakbrook Terrace, Illinois 60181
                              (630) 684-6000
                              (800) 421-5666
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

                                  Copies to:

                           Wayne W. Whalen, Esq
                           Thomas A. Hale, Esq
             Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                              (312) 407-0700





                               June 20, 1997
                     (Date Tender Offer First Published,
                     Sent or Given to Security Holders)


          This Amendment No. 1 to the Issuer's Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission on June 20, 1997 by Van Kampen American Capital Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 43,213,147 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule 13E-4 to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 18,325,098. All 18,325,098 such shares were purchased in their entirety at the price of $9.96 per share, the net asset value at the time the offer expired. Payment for the shares was mailed on or about July 21, 1997. The Schedule
13E-4 is hereby terminated.


Item 9.  Material to Be Filed as Exhibits.

          The following material is hereby filed as an additional Exhibit to the Schedule 13E-4:


          (a)(6)    - Text of Completion Press Release dated
                      August 1, 1997


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                              VAN KAMPEN AMERICAN CAPITAL
                              PRIME RATE INCOME TRUST

Dated: August 1, 1997

                             /s/ Dennis J. McDonnell
                                 Dennis J. McDonnell
                                 President


                                 EXHIBIT INDEX

Exhibit        Description

(a)(1)(i)      Advertisement printed in The Wall
               Street Journal*

(a)(1)(ii)     Offer to Purchase (including
               Financial Statements)*

(a)(2)         Form of Letter of Transmittal
               (including Guidelines for
               Certification of Tax Identification
               Number)*

(a)(3)(i)      Form of Letter to Brokers, Dealers,
               Commercial Banks, Trust Companies
               and Other Nominees*

(a)(3)(ii)     Form of Letter to Clients of
               Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees*

(a)(3)(iii)    Form of Letter to Selling Group
               Members*

(a)(3)(iv)     Form of Operations Notice*

(a)(4)         Form of Letter to Shareholders who
               have requested Offer to Purchase*

(a)(5)         Text of Initial Press Release Dated
               June 20, 1997*

(a)(6)         Text of Completion Press Release Dated
               August 1, 1997

(b)            Credit Agreement with Bank of America
               National Trust and Savings Association*

(c)(1)         Investment Advisory Agreement*

(c)(2)         Administration Agreement*

(c)(3)         Offering Agreement*

* Previously filed.